September 10, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Healthcare Triangle, Inc.

Registration Statement on Form S-1

Filed August 30, 2021

File No. 333-259180

Dear Staff:

On behalf of Healthcare Triangle, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of September 9, 2021 with respect to the Company’s Registration Statement on Form S-1 filed with the SEC by the Company on August 30, 2021. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Form S-1/A1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 filed August 30, 2021

Cover Page

1.       You disclose on the prospectus cover page that the offering price "is assumed to be $5.00." You disclose elsewhere that the estimated price range is $4.50 to $5.50. Please disclose the estimated price range on the prospectus cover page. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

As requested by the Staff, the Company has included an estimated price range on the cover page of the prospectus.

2.       You indicate on the prospectus cover page there is no assurance that your application to list on the Nasdaq Global Market will be approved; however, you disclose on page 18 that this listing is a condition to the offering. Please clarify the disclosure on your prospectus cover page by indicating, if true, that approval to list the common stock on Nasdaq is a condition to proceeding with the offering.

After the August 30, 2021 filing of its Form S-1 Registration Statement, the Company received approval from Nasdaq for the listing of its common stock. The Company has revised the disclosure in the Form S-1/A1 to reflect such approval.

 Use of Proceeds, page 41

3.       You indicate that you intend to use the offering proceeds for acquisitions. Please disclose whether you have any current plans, arrangements or agreements for any acquisitions.

The “Use of Proceeds” section on page 41 of the Form S1/A1 has been revised to disclose that the Company currently does not have any plans, arrangements or agreements for any acquisitions.

4.        Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K with respect to the Convertible Notes you intend to repay with the offering proceeds.

In accordance with Instruction 4 to Item 504 of Regulation S-K, the Company has revised the “Use of Proceeds” section on page 41 of the Form S1/A1 to disclose (i) the interest rate on the Convertible Notes; the maturity dates of the Convertible Notes and (iii) that that it used the proceeds from the sale of the Convertible Notes for platform development and to pay salaries.

Principal Stockholders, page 89

5.        We note that you now have two classes of voting securities issued and outstanding consisting of your common stock and the Series A Super Voting Preferred Stock held by Mr. Venkatachari. Please provide beneficial ownership for each class of voting securities before and after the offering. Refer to Item 403 of Regulation S-K. In addition, since the Series A Super Voting Preferred Stock has 1,000 votes per share, add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table after the offering.

The Company has revised the beneficial ownership table on page 89 of the Form S-1/A1 as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 876-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP